NEWS RELEASE TSX: WRN NYSE American: WRN

September 14, 2026

Western Copper and Gold Announces Casino Project
Selected for Canada Investment Summit Prospectus

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to announce that the Casino Project ("Casino" or the "Project") has been selected for inclusion in the Prospectus for the inaugural Canada Investment Summit, taking place in Toronto on September 14-15, 2026.

Hosted by the Government of Canada in partnership with CPP Investments and PSP Investments, the Summit will convene some of the world's largest institutional investors as part of Canada's plan to catalyze $1 trillion in new investment over the next five years. Critical minerals are central to this agenda, and among the most consequential sectors Canada is seeking to advance. Selection recognizes Casino as one of Canada's most significant investment opportunities and places it directly before this global investment audience.

"Prime Minister Carney and his government have set the right ambition for Canada's future, and their focus on responsible resource development is precisely what this moment calls for," said Sandeep Singh, President & CEO of Western. "We are proud to support that effort and of the recognition that Casino is among the most significant development projects in the country."

About the Canada Investment Summit

The inaugural Canada Investment Summit will take place in Toronto on September 14-15, 2026. Hosted by the Prime Minister of Canada in partnership with CPP Investments and PSP Investments, the Summit will convene leading global investors, Canadian business leaders and public sector representatives for a two-day forum focused on long-horizon capital, commercial opportunity, and productive assets that strengthen Canada's growth and economic resilience.

The Summit forms part of the Government of Canada's broader effort to strengthen Canada's investment environment, diversity trade, and catalyze $1 trillion in new investment over the next five years.

For more information, visit https://www.canada.ca/en/campaign/canada-investment-summit-2026.html.

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

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NEWS RELEASE

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President and CEO

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the anticipated benefits to from inclusion in the Canada Investment Summit Prospectus, and the company's plans for the continued advancement of the Casino Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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